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                                                                EXHIBIT (a)(8)



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
Contact:                       Jeffrey J. Leebaw-Media              Steve Bennington
                               Johnson & Johnson                    Innotech, Inc.
                               (908) 524-3350                       (540) 362-2020

                               Michael J. Foley-Investor            Brian Gill-Analysts
                               Relations                            Deanne Eagle-Media
                               Johnson & Johnson                    Financial Relations Board
                               (908) 524-3922                       (212) 661-8030
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                             FOR IMMEDIATE RELEASE

    JOHNSON & JOHNSON TO ACQUIRE INNOTECH, INC. FOR $13.75 PER SHARE IN CASH

     New Brunswick, NJ (February 11, 1997) -- Johnson & Johnson (NYSE: JNJ) and Innotech, Inc. (Nasdaq: IIII) today jointly announced that they have entered into a definitive agreement whereby Innotech, Inc. will be acquired by Johnson & Johnson for $13.75 per share in cash.

     Innotech, Inc. is a Roanoke, VA-based company which develops, manufactures and sells lens products, desktop lens casting systems and related consumables that enable eye care professionals and optical retailers to custom fabricate high quality prescription eyeglass lenses at the point of sale.

     Under the terms of the agreement, Johnson & Johnson is to begin a cash tender offer for all outstanding shares of Innotech, Inc. for $13.75 per share. Any shares not purchased in the offer will be acquired for the same price in cash, in a second-step merger. Innotech has approximately 9 million shares outstanding. The boards of directors of both companies have given approval to the acquisition.

     "This acquisition represents an important step in the growth of our vision care franchise," said Ralph S. Larsen, Chairman and Chief Executive Officer of Johnson & Johnson. "The Excalibur SurfaceCasting System possesses unique technological advantages and has the potential to change the multifocal spectacle lens industry." Johnson & Johnson was the pioneer in the establishment of disposable contact lenses and is the worldwide leader in that market with its ACUVUE, 1-Day ACUVUE and SUREVUE brands.

     Dr. Ronald D. Blum, O.D., Chairman and Chief Executive Officer of Innotech commented: "We are extremely pleased to join forces with the global leader in health care. Johnson & Johnson's established presence in the worldwide vision care market, combined with Innotech's unique SurfaceCasting technology, provides a strong platform for future growth."

     Steve Bennington, Innotech's president and chief operating officer, stated:
"The resources that Johnson & Johnson brings to bear, including but not limited to financial, manufacturing and operational, as well as the high credibility associated with the Johnson & Johnson name, will greatly assist Innotech in penetrating the global market for our products.

     The offer and merger are subject to the purchase of a majority of the outstanding shares of Innotech common stock, as well as other customary conditions including clearance under the Hart-Scott-Rodino Anti-Trust Improvements Act. The offer will begin within 5 business days and remain open for a minimum of 20 business days. A shareholder group consisting of Chase Venture Capital Associates, L.P., CIBC Wood Gundy Ventures, Inc. and Dr. Ronald
D. Blum, O.D., holders collectively of approximately 3.3 million shares outstanding have agreed to tender all of their shares in the offer. Innotech options and warrants to purchase approximately 850,000 shares will be cashed out in connection with the merger.

     Prudential Securities Incorporated has provided financial advisory services to Innotech's board of directors and has issued a fairness opinion on this transaction. In the event that an unsolicited, alternative transaction is agreed to by Innotech, there would be a total fee payable to Johnson & Johnson of $6.75 million.

     Innotech, Inc. was founded in 1990 and completed a $30 million Initial Public Offering (IPO) in March 1996. For the nine months ended September 30, 1996, the company reported sales of $7.4 million and a net loss of $8.1 million or $1.15 per share.
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     Johnson & Johnson, with approximately 89,300 employees, is the world's largest and most comprehensive manufacturer of health care products serving the consumer, pharmaceutical, diagnostics and professional markets with a focus on research-based, technology-driven products. The company reported 1996 sales of $21.6 billion. Johnson & Johnson was the winner of the 1996 National Medal of Technology, the nation's highest technology honor. Johnson & Johnson has more than 170 operating companies in 50 countries around the world, selling products in more than 175 countries.

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